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SEC FILE NUMBER
8-69575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nova Capital Solutions, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 SE 15th Street, Suite 305
(No. and Street)

Fort Lauderdale	FL	33316
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Krista Kersey	(954) 610-2522	kkersey@novacaptl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Raphael Goldberg Nikpour Cohen & Sullivan
(Name – if individual, state last, first, and middle name)

97 Froehlich Farm Blvd.	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

February 23, 2010	PCAOB registration no. – 5028
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>Krista Kersey</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Nova Capital Solutions, LLC</u>, as of <u>December 31st</u>, 2<u>021</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



SABA MCMILLIAN
Notary Public - State of Florida
Commission # HH 012352
My Comm. Expires Jul 20, 2024



Signature:

Title:
Managing Member, President & CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NOVA CAPITAL SOLUTIONS, LLC

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS



RAPHAEL
GOLDBERG
NIKPOUR
COHEN
SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Nova Capital Solutions, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Nova Capital Solutions, LLC (the "Company") as of December 31, 2021 and the related statement of operations, changes in members' equity, and cash flows for the year ended December 31, 2021, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Nova Capital Solutions, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3 as contained on pages 10 and 11, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and information Relating to Possession and Control Requirements under SEC Rule 15c3-3, is fairly stated in all material respects, in relation to the financial statements as a whole.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC

We have served as the Company's auditors since 2016.

Woodbury, New York
March 28, 2022

Nova Capital Solutions, LLC
Statement of Financial Condition
For the Year Ended December 31, 2021

ASSETS

Current Assets:		
Cash and cash equivalents	$	17,671
Other Current Assets		
Commission Receivable		1,750
Prepaid Expenses		146
Total Assets	$	19,567

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities:		
Accounts payable and accrued expenses		1,225
Total Liabilities		1,225
Members' Equity:		18,342
Total Liabilities and Members' Equity	$	19,567

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Nova Capital Solutions, LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues:		
Private Placement Fees	$	53,375
Referral Fees		5,750
Total Revenues	$	59,125
Expenses:		
Commission Expense	$	40,736
Communication Costs Computer		2,467
Telephone Expenses		2,456
Office Expenses		2,600
Fidelity Bond		850
Professional Fees		3,735
Regulatory Fees		5,306
Membership Fees		845
Total Expenses	$	58,995
Net Income	$	130

Nova Capital Solutions, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2021

Members' Equity, beginning of year	$	9,748
Capital Contributions		8,464
Return of capital		-
Net Income		130
Members' Equity, end of year	$	18,342

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Nova Capital Solutions, LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net Income	$	130
Adjustments to reconcile net loss to net cash used in		
operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in:		
Commission Receivable		(1,750)
Prepaid Expenses		(83)
Commission Payable		1,225
Accrued Expenses		(230)
Total Adjustments to reconcile Net Income to Net Cash		
provided by operations:		(838)
Net cash used by operating activities		(708)
Cash provided by Financing activities:		
Contributions KK		3,464
Contributions NU		5,000
Net cash provided by financing activities		8,464
Net cash increase for period	$	7,756
Cash, beginning of year	$	9,915
Cash, end of year	$	17,671
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

NOTE 1 - DESCRIPTION OF BUSINESS

Nova Capital Solutions, LLC (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a Florida Limited Liability Corporation. The Company has adopted December 31st as its year-end.

Nova Capital Solutions, LLC has been formed to provide financial advisory and private placement services to early stage, growth stage and mature corporate entities. Nova Capital has designed structured programs for arranging financings and effecting M&A transactions. The Company expects that 70%-80% of its business will be related to arranging financings.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

The company has no property or equipment yet. The main office is in the CEO's residence. The accounting treatment for property and equipment will be stated at cost less accumulated depreciation. Depreciation and amortization will be provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation expense amounted to $0 for the year ended December 31, 2021.

Revenue Recognition Standard ASC-606

In May 2104, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers." This standard along with its related amendments, requires companies to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Financial Accounting Standards Board (FASB) issued (ASU) No. 2015-14 that deferred the effective date until annual periods beginning after December 15, 2019. Earlier adoption is permitted subject to certain limitations. The Financial Accounting Standards Board (FASB) allows two adoption methods under ASC 606. Companies are permitted to either apply the requirements retrospectively to all prior periods presented, or apply the requirements in the year of adoption, through cumulative adjustment. The Company believes that it will not have a material impact on its financial statements.

Revenue Recognition Standard ASC-606 (continued)

The Company earns revenue from investment banking, consulting, and participating in private placements as a selling group member. Fees for investment banking and consulting are recognized as services provided. Investment banking fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion. Sales commissions earned as a selling group member are recognized upon the successfully executed and approved subscription agreement. The Company earned $59,125 in revenue the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

Nova Capital was organized on October 9, 2014 as a limited liability company. The Company is treated as a partnership for Federal and State income tax purposes. Under subchapter K of the Internal Revenue Code, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of operations for the year ended December 31, 2021.

NOTE 3 – RELATED PARTY TRANSACTIONS

There were no related party transactions during the audit year.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021, the Company had net capital of $16,447, which was $11,447 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .074 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances have not exceeded federally insured limits of $250,000 during the fiscal year ended December 31, 2021.

During the year ended December 31, 2021, the Company derived their revenues from fees earned from private placements, however, a customer concentration is not applicable.

NOTE 6 –FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2021, the Company's financial instruments consist of cash. The fair value of cash is based upon the bank balance at December 31, 2021.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is located at 1600 SE 15th Street, Suite 305, Fort Lauderdale, Florida 33316. This is a private residence and there is no lease commitment. No minimum future lease payments are applicable for disclosure.

NOTE 8- NEW ACCOUNTNG PRONOUNCEMENTS

In 2018, the Financial Accounting Standards Board ("FASB") adopted ASC 606, Revenue from Contracts with Customers, which will supersede nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States. The core principle of this standard is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This standard became effective for the Company for the annual reporting period beginning after December 15, 2018.

The Company has evaluated the new guidance and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 9 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 28, 2022, the date the financial statements were available to be issued. There are no subsequent events.

SUPPLEMENTARY INFORMATION

Nova Capital Solutions, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended December 31, 2021

Net Capital Computation:

Total Members Equity	$	18,342
Deductions on non-allowable assets		
Non-allowable assets:		1,896
Net Capital		16,447
Minimum Net Capital Required		5,000
Excess Net Capital	$	11,447

Aggregate Indebtedness:

Aggregate Indebtedness as included in the		
Statement of Financial Condition	$	1,225
Ratio of Aggregate Indebtedness to Net Capital		.074 to 1

Reconciliation:

Net Capital, per unaudited December 31, 2021 FOCUS report, as filed	$	17,671
Net audit adjustments		(1,225)
Net Capital, per December 31, 2021 audited report, as filed	$	16,446

The accompanying notes are an integral part of these financial statements. These financial statements and supplemental information are deemed confidential pursuant to subparagraph (e) (3) of Rule 17-a-5 of the Securities and Exchange Commission.

Nova Capital Solutions LLC is claiming exemption under the provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i) i.e., all customer transactions cleared through another broker-dealer on a fully disclosed basis.

Therefore, the following reports are not presented:

A)   Computation for Determination of Reserve Requirement under Rule 15c3-3.

B)   Information Relating to the Possession or Control Requirements under Rule 15c3-3.



Mark C. Goldberg, CPA
Mark Raphael, CPA
Floria Samii-Nikpour, CPA
Allan B. Cohen, CPA
Michael R. Sullivan, CPA

Anita C. Jacobsen, CPA

Founding Partner:
Melvin Goldberg, CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Nova Capital Solutions, LLC

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Nova Capital Solutions, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Nova Capital Solutions, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Nova Capital Solutions, LLC stated that Nova Capital Solutions, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Nova Capital Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Nova Capital Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
Woodbury, New York

March 28, 2022



Nova Capital Solutions, LLC
1600 SE 15th Street, Suite 305
Fort Lauderdale, FL 33316

NOVA
CAPITAL SOLUTIONS

March 22, 2022

Raphael Goldberg Nikpour Cohen & Sullivan
Certified Public Accountants PLLC
97 Froehlich Farm Blvd.
New York, NY 11797

RE: Exemption Report - Year-end 2021 Certified Audit
Nova Capital Solutions, LLC

Gentlemen:

Nova Capital Solutions, LLC. Is operating under the (k) (2) (i) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The firm does not have a retail business. The broker dealer does not sell securities or take in any customer funds; therefore to our best knowledge and belief we have met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year without exception and qualify for the exemption under the rule.

Sincerely,

Krista Kersey
President & Managing Member